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                                   EXHIBIT 11
                               ALLTEL CORPORATION
                 STATEMENT RE COMPUTATION OF PER SHARE EARNINGS
           (Dollars and Shares in Thousands, except per share amounts)


For the Years Ended December 31,                       1995             1994              1993              1992            1991

Net income applicable to
      common shares                                  $353,458         $270,521          $260,439         $226,894         $196,883
Adjustments for convertible securities:
   preferred stocks                                       236              258               293              355              566

Net income applicable to common
    shares, assuming conversion
    of above securities                              $353,694         $270,779          $260,732         $227,249         $197,449


Average common shares outstanding
    for the year including equivalents                190,072          189,454           187,665          185,672          180,007
Increase in shares which would
    result from conversion of
    convertible preferred stocks                          603              670               755              905           2,921
Average common shares, assuming
    conversion of the above securities                190,675          190,124           188,420          186,577          182,928


Earnings per share of
    common stock:

    Primary                                             $1.86            $1.43             $1.39            $1.22            $1.09

    Fully-diluted                                       $1.85            $1.42             $1.38            $1.22            $1.08


Note:  Amounts have been restated for mergers accounted for as a pooling-of-interests.

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